Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

QLogic Corporation:

We consent to the use of our reports with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated May 26, 2016 on the consolidated financial statements refers to the Company’s adoption, on a retrospective basis, of FASB Accounting Standards Update No. 2015-17, Balance Sheet Classification of Deferred Taxes, which requires all deferred tax assets, liabilities and associated valuation allowances to be classified as non-current.

/s/ KPMG LLP

Irvine, California

July 13, 2016